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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. )*

                       DARLING INTERNATIONAL, INC.
                           (Name of Issuer)

                                Common
                    (Title of Class of Securities)

                              0002372661
                            (CUSIP Number)


     Check the following box if a fee is being paid with this statement

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                              Page 1 of 10 Pages

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______________________________________________________________

                                   13G

CUSIP NO. 0002372661                     PAGE 2 OF 10 PAGES

______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER GROUP, INC.
     I.R.S. NO. 13-3331657
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               0
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            551,493
_______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH            551,493
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                551,493
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   10.70%
______________________________________________________________
12   TYPE OF REPORTING PERSON

     HC
______________________________________________________________
PAGE
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______________________________________________________________

                                   13G

CUSIP NO. 0002372661                     PAGE 3 OF 10 PAGES

______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER HORIZON PARTNERS, L.P.
     I.R.S. NO. 13-3438062
_____________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               0
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            303,857
               _______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH              303,857
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                  303,857
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.90%
______________________________________________________________
12   TYPE OF REPORTING PERSON

     IA
______________________________________________________________
PAGE
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                                            Page 4 of 10 Pages
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              Schedule 13G
                Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement


Item 1(b)      Name of Issuer:     Darling International, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               251 O'Connor Ridge Blvd., Suite 300, Inving, TX 75038

Item 2(a)      Name of Person Filing:

               Oppenheimer Group, Inc.

Item 2(b)      Address of Principal Business Office:

               Oppenheimer Tower, World Financial Center
               New York, New York 10281

Item 2(c)      Citizenship:

               Inapplicable

Item 2(d)      Title of Class of Securities:

               Common

Item 2(e)      CUSIP Number:  0002372661


Item 3(g)      ____X____ Parent Holding Company, in accordance with
               Section 240.13d - 1(b)(1)(ii)(G) See Exhibit I hereto

Item 4(a)      Amount Beneficially Owned:

                    Oppenheimer Group, Inc.      - 551,493 *

Item 4(b)      Percent of Class:

                    Oppenheimer Group, Inc.      - 10.70% *

* Includes amount beneficially owned by Oppenheimer Horizon Partners, L.P. as disclosed on Page 3 hereof.

PAGE
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                                                 Page 5 of 10 Pages
Item 4(c)(i)   Sole Power to Vote or to direct the vote -
                    Oppenheimer Group, Inc.   -            0


Item 4(c)(ii)  Shared power to vote or to direct the vote -
                    Oppenheimer Group, Inc.   - 551,493 *

Item 4(c)(iii) Sole power to dispose or to direct the disposition of -
                    Oppenheimer Group, Inc.   -            0

Item 4(c)(iv)  Shared power to dispose or to direct the disposition of -
                    Oppenheimer Group, Inc.   -  551,493*

Item 5         Ownership to Five Percent or Less of a Class:
                    Inapplicable

Item 6         Ownership of More than Five Percent on Behalf of
                    Another Person:

                    See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    See Exhibit II hereto

Item 8         Identification and Classification of Members of the Group:
                    Inapplicable

Item 9         Notice of Dissolution of Group:
                    Inapplicable

Item 10        Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       April 10, 1997

Signature:  /s/ Robert I.Kleinberg

Name/Title: Robert I. Kleinber, Secretary

* Includes amount beneficially owned by Oppenheimer Horizon Partners, L.P. as disclosed on Page 3 hereof.
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                                         Page 6 of 10 Pages



                           EXHIBIT A


The General Partner of Oppenheimer Horizon Partners, L.P., an investment limited partnership, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Horizon Partners, L.P. to direct the use of dividends or proceeds of sale of more than five (5%) percent of such securities as disclosed on Page 3 hereof. The General Partner of Oppenheimer Institutional Horizon Partners, L.P., an investment limited partnership, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Institutional Horizon Partners, L.P. to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities. The Board of Directors, certain officers and other employees of Oppenheimer International Horizon Fund II, Ltd., an investment fund, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities. The Board of Directors, certain officers and other employees of Oppenheimer & Co., Inc., a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities.
PAGE
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                                               Page 7 of 10 Pages
                               EXHIBIT I
Oppenheimer Group, Inc. ("Oppenheimer Group") is a holding company which owns directly and indirectly a variety of subsidiary companies ("Subsid-iaries") including the companies identified on the exhibit to this Sched-ule 13G engaged in various aspects of the financial services business. 70.78% of the issued and outstanding Common Stock of Oppenheimer Group is owned by Oppenheimer & Co., L.P., ("Oppenheimer LP"), a limited partner-ship formed by the management of Oppenheimer. The general and limited partnership interests in Oppenheimer LP are owned by employees of Oppen-heimer & Co., Inc. ("Opco") and its affiliates and include the executive officers of Opco. 29.22% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement. Opco, a wholly-owned subsidiary of Oppenheimer Holdings, Inc. ("Holdings"), is a diversified investment banking and securities firm. Opco and Holdings are indirect wholly-owned subsidiary of Oppenheimer Group. Oppenheimer Horizon Partners, L.P. ("Horizon"), Oppenheimer Insti-tutional Horizon Partners, L.P. ("Institutional Horizon"), and Oppenheimer International Horizon Fund II, Ltd. ("International Horizon") are invest-ment limited partnerships/funds (collectively, the "Horizon Funds") in
which clients of Opco are solicited to invest.   Opco or an affiliate of
Opco is a general partner or general manager of and serves in an invest-ment advisory capacity to the Horizon Funds.

The amendment to Schedule 13G is being filed by Oppenheimer Group as a parent holding company pursuant to the provisions of Rule 13(d) - (1) (b) on behalf of Oppenheimer LP and the Subsidiaries and/or certain investment advisory clients or discretionary accounts of the Subsidiaries and relat-ing to their collective beneficial ownership of shares of common stock of the Issuer.

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                                                       Page 8 of 10 Pages

Management of the affairs of Oppenheimer Group, the Subsidiaries and of certain advisory clients including decisions respecting dispositions and/or voting of the shares of the common stock of the Issuer resides in respective officers and directors of the Subsidiaries and is not directed by Oppenheimer Group or Oppenheimer LP.

Accordingly, the filing of this amendment to Schedule 13G by Oppenheimer Group is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by Oppenheimer Group, Oppenheimer LP or any intermediary company of the shares of the common stock of the Issuer owned by such Subsidiaries or investment advisory clients of investment advisory clients, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.



MIK8-EXHIBIT.I95

PAGE
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                                                Page 9 of 10 Pages

                                  EXHIBIT II

   The Parent Holding Company is filing on behalf of Oppenheimer Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Holdings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as Item 3(a), and Oppenheimer Horizon Partners, L.P., Oppen-heimer Institutional Horizon Partners, L.P., and Oppenheimer Interna-tional Horizon Fund II, Ltd. which would be classified as Item 3(e).

  MIK8-EX-IIE

PAGE
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                                           Page 10 of 10 Pages


                         EXHIBIT III



   The undersigned hereby acknowledges and agrees that a report on Schedule 13G being filed by Oppenheimer Group, Inc. on or about the date hereof, relating to the common stock of Darling International, Inc. is filed on behalf of the undersigned.



   DATED: April 10, 1997

                             OPPENHEIMER HORIZON PARTNERS, L.P.
                             BY: OPPENHEIMER HORIZON MANAGEMENT, L.L.C.


                             By: /s/ Robert I. Kleinberg
                                 Robert I. Kleinberg, Secretary of
                                 Oppenheimer & Co., Inc.,
                                 The Managing Member




 H:..\MKATZ.\13G96\DARLING.497